Exhibit 99.2

NUTRIEN LTD.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS AT AND FOR THE THREE AND SIX MONTHS ENDED

JUNE 30, 2019

Management’s Discussion and Analysis

The following management’s discussion and analysis (MD&A) is the responsibility of management and is dated as of July 29, 2019. The Board of Directors (Board) of Nutrien carries out its responsibility for review of this disclosure principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication approves this disclosure pursuant to the authority delegated to it by the Board. The term “Nutrien” refers to Nutrien Ltd. and the terms “we,” “us,” “our,” “Nutrien” and “the Company” refer to Nutrien and, as applicable, Nutrien and its direct and indirect subsidiaries as a group. Additional information relating to Nutrien (which, except as otherwise noted, is not incorporated by reference herein), including our 2018 Annual Report dated February 20, 2019, which includes our consolidated financial statements and management’s discussion and analysis and our Annual Information Form, each for the year ended December 31, 2018, can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. The Company is a foreign private issuer under the rules and regulations of the US Securities and Exchange Commission (the SEC).

This MD&A is based on the Company’s unaudited interim condensed consolidated financial statements as at and for the three and six months ended June 30, 2019 (interim financial statements) prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS) and prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” unless otherwise stated. It contains certain non-IFRS financial measures and forward-looking statements which are described in the “Non-IFRS Financial Measures” section and the “Forward-Looking Statements” section respectively. For the definitions of financial and non-financial terms used in this MD&A, as well as a list of abbreviated company names and sources, see pages 87, 157 and 158 of our 2018 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share and all financial data are stated in millions of US dollars unless otherwise noted.

Market Outlook

Agriculture and Retail

•

Record precipitation in the first six months of 2019 led to delayed planting and is expected to have caused record US prevented planting of more than 10 million acres. We estimate US corn planted acreage at 85-87 million acres and soybean planted acreage of around 80 million acres in 2019.

•

We expect growers that were able to plant crops will look to maximize yields, which will support crop input demand in the second half of 2019. Assuming favorable weather conditions, we expect strong fall fertilizer applications as growers begin to plan for 2020 with the prospects of low US crop inventories and higher crop prices.

•

We anticipate South American growers will respond to the US production problems by increasing soybean and corn acreage, which we expect will continue to support crop input demand in the second half of 2019 and early 2020.

Crop Nutrient Markets

•

Global potash prices in the first half of 2019 were largely stable across key spot markets as import demand was strong particularly from China and Brazil. At the same time, supply was tight due to further production delays from greenfield projects.

However, due to weather and policy-related issues impacting the second half of 2019, we are lowering our projection of global potash deliveries to 65-67 million tonnes and our 2019 potash sales volume guidance to 12.6 to 13.0 million tonnes (previously 13.0 to 13.4 million tonnes). North American spring potash demand was impacted by weather related delays and lower crop planting, which only a proportion is expected to be made-up in the fall. Chinese demand could be deferred by import policies, while potash demand in India is being negatively affected by a below normal monsoon.

•

Global ammonia prices were pressured in the first half of 2019, while urea prices have been supported by strong demand in key regions such as India and the US. We expect strong in-season application of nitrogen to continue in the US and that growers will be incentivized to maximize fall fertilizer applications with the expectation of strong crop prices and elevated corn planting in 2020.

•

Dry phosphate prices continue to be pressured by the combination of increased supply from Saudi Arabia and Morocco, strong exports from China and weakness in raw material prices. Liquid fertilizer and industrial phosphates prices continue to be more stable.

Financial Outlook and Guidance

Based on our first-half results and market factors detailed above, we have lowered 2019 adjusted net earnings guidance to $2.70 to $3.00 per share (previously $2.80 to $3.20 per share) and adjusted EBITDA guidance to $4.35 to $4.70 billion (previously $4.4 to $4.9 billion). We have lowered our Retail EBITDA guidance range to $1.2 to $1.3 billion (previously $1.3 to $1.4 billion).

The related sensitivities can be found on page 62 of Nutrien’s 2018 Annual Report.

All guidance numbers, including those noted above are outlined in the table below.

2019 Guidance Ranges [1]	Low	High

Adjusted net earnings per share [2]	$2.70	$3.00

Adjusted EBITDA (billions) [2]	$4.35	$4.70

Retail EBITDA (billions)	$1.20	$1.30

Potash EBITDA (billions)	$1.80	$2.00

Nitrogen EBITDA (billions)	$1.30	$1.50

Phosphate EBITDA (billions)	$0.20	$0.30

Potash sales tonnes (millions) [3]	12.6	13.0

Nitrogen sales tonnes (millions) [3]	10.6	11.0

Depreciation and amortization (billions)	$1.80	$1.90

Merger and related costs (millions)	$50	$75

Effective tax rate on continuing operations	23%	25%

Sustaining capital expenditures (billions)	$1.00	$1.10

1	See the “Forward-Looking Statements” section of this MD&A.
2	See the “Non-IFRS Financial Measures” section of this MD&A.
3	Manufactured products only. Nitrogen excludes ESN® and Rainbow products.

Consolidated Results

	Three months ended June 30			Six months ended June 30

(millions of US dollars)	2019	2018	% Change	2019	2018	% Change

Sales [1]	$8,657	$8,105	7	$12,348	$11,771	5

Freight, transportation and distribution	(250)	(214)	17	(421)	(422)	–

Cost of goods sold [1]	(6,095)	(5,760)	6	(8,640)	(8,371)	3

Gross margin	2,312	2,131	8	3,287	2,978	10

Expenses	(1,017)	(980)	4	(1,816)	(1,751)	4

Net earnings from continuing operations	858	741	16	899	740	21

Net earnings from discontinued operations	–	675	(100)	–	675	(100)

Net earnings	858	1,416	(39)	899	1,415	(36)

EBITDA [2]	1,781	1,507	18	2,377	1,994	19

Adjusted EBITDA [2]	1,865	1,604	16	2,562	2,173	18

Free Cash Flow [2]	1,308	933	40	1,690	1,150	47

1	Certain immaterial figures have been reclassified or grouped together for the three and six months ended June 30, 2018.
2	See the “Non-IFRS Financial Measures” section of this MD&A.

Our second-quarter and first-half 2019 net earnings from continuing operations were supported by higher global nutrient prices, solid operational results and the continued benefit of synergy realization. This more than offset the impact that a delayed spring season and lower US planted acreage had on crop input sales volumes and margins. Net earnings were down from the same periods in 2018 as we recognized net earnings from discontinued operations related to the required divestiture of certain equity investments in connection with the merger of Potash Corporation of Saskatchewan Inc. and Agrium Inc. (Merger) in the 2018 periods.

Segment Results

In the first quarter of 2019, our Executive Leadership Team reassessed our product groupings and decided to evaluate the performance of ammonium sulfate as part of the Nitrogen segment, rather than the Phosphate and Sulfate segment as reported in 2018. Effective January 1, 2019, we have four reportable operating segments: Retail, Potash, Nitrogen and Phosphate. Comparative amounts presented on a segmented basis have been restated accordingly. We also renamed our “Others” segment to “Corporate and Others”.

Detailed descriptions of our operating segments can be found in our 2018 Annual Report on pages 32-35 (Retail), 39-41 (Potash), 45-47 (Nitrogen) and 51-53 (Phosphate).

Our discussion of segment results set out on the following pages is a comparison of our second quarter and first half 2019 results to our second quarter and first half 2018 results, unless otherwise noted. See Appendix A for a summary of our first half results by operating segment.

Retail

	Three months ended June 30

	Dollars (millions)			Gross Margin Dollars (millions)			Gross Margin (%)

	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	$2,626	$2,326	13	$540	$474	14	21	20

Crop protection products	2,286	2,358	(3)	472	521	(9)	21	22

Seed	1,197	1,183	1	209	219	(5)	17	19

Merchandise [2]	144	161	(11)	24	26	(8)	17	16

Services and other	259	274	(5)	195	192	2	75	70

	6,512	6,302	3	$1,440	$1,432	1	22	23

Cost of goods sold [2]	(5,072)	(4,870)	4
Gross margin	1,440	1,432	1
Expenses [3]	(749)	(668)	12
Earnings before finance costs and taxes (EBIT)	691	764	(10)
Depreciation and amortization	145	122	19
EBITDA	$836	$886	(6)

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Certain immaterial figures have been reclassified or grouped together for the three months ended June 30, 2018.
3	Includes selling expenses of $683 million (2018 – $657 million).

•

Retail EBITDA was lower in the second quarter and first half of 2019 due primarily to unprecedented wet weather and flooding in the US, resulting in an expected record level of prevented planting acres. This impacted both demand and sales mix for seed and the volumes and timing of crop protection sales and applications. Strong crop nutrient sales volumes and margins helped offset some of this weather-related impact. Overall gross margin in the quarter and the first half of 2019 was comparable to the same periods last year as the benefit of recent acquisitions was offset by lower US planted acreage.

•

Crop nutrients sales were higher in the second quarter and first half of 2019 due primarily to higher realized prices. Sales volumes increased in the second quarter, partially making up for delayed applications in the first quarter. Crop nutrient sales volumes in the first six months of 2019 were comparable to the same period in 2018, despite lower US planted acreage. Gross margin increased in the second quarter due to higher sales volumes and higher prices, while first half 2019 gross margin increased due mostly to higher selling prices.

•

Crop protection products sales in the quarter were lower as wet conditions in the US delayed and reduced applications of herbicides. First-half crop protection products sales were down as a result of adverse weather and lower planted acreage in the US. Gross margin percentage decreased due to a combination of higher competition in an abbreviated pre-emergence season and higher costs of raw materials sourced from China.

•

Seed sales increased compared to the second quarter and first half of 2018 due to a greater proportion of sales from higher value corn and cotton seed, which more than offset the impact of lower planted acreage in the US. Gross margin percentage was lower in the quarter due to replanting discounts and a lower proportion of proprietary canola seed sold in Canada, but steady in the first-half compared to the same period in 2018.

•

Services and other sales were down as lower Australian livestock export shipments and wool commissions more than offset higher North American services. Gross margin percentage was higher due to a greater proportion of higher margin North American sales.

Potash

	Three months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	$257	$222	16	975	1,030	(5)	$264	$216	22

Offshore	591	416	42	2,480	2,149	15	238	194	23

	848	638	33	3,455	3,179	9	246	201	22

Cost of goods sold	(317)	(274)	16				(92)	(86)	7

Gross margin - manufactured	531	364	46				154	115	34

Gross margin - other [2]	–	–	–	Depreciation and amortization			33	29	14

Gross margin - total	531	364	46	Gross margin excluding depreciation

Expenses [3]	(92)	(71)	30	and amortization - manufactured [4]			187	144	30

EBIT	439	293	50	Potash cash cost of

Depreciation and amortization	114	93	23	product manufactured [4]			59	58	2

EBITDA	$553	$386	43

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Includes other potash and purchased products and is comprised of net sales of $Nil (2018 – $Nil) less cost of goods sold of $Nil (2018 – $Nil).
3	Includes provincial mining and other taxes of $91 million (2018 – $62 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

•

EBITDA increased significantly in the second quarter and first half of 2019 due to higher global potash prices and strong sales volumes despite Saskatchewan government regulatory changes that raised taxes and higher royalties that resulted from higher potash prices.

•

Sales volumes increased in the periods as strong demand in offshore markets more than offset lower sales volumes to the US as a result of the wet spring. Total sales volumes were the highest of any second quarter and first half on record.

•	Net realized selling price increased due to strong global demand and tight supply. Offshore and domestic net realized selling prices were both higher compared to the same periods in 2018.

•

Cost of goods sold per tonne increased due to higher royalties associated with higher net realized selling prices and higher depreciation and amortization related to production mix. Potash cash cost of product manufactured was relatively flat in the second quarter and first half of 2019.

Canpotex	Sales by Market

	Three months ended June 30			Six months ended June 30

(percentage of sales volumes)	2019	2018	% Change	2019	2018	% Change

Other Asian markets [1]	27	29	(7)	30	29	3

China	25	21	19	27	25	8

Latin America	29	33	(12)	24	28	(14)

India	9	9	–	10	8	25

Other markets	10	8	25	9	10	(10)

	100	100		100	100

1 All Asian markets except China and India.

Nitrogen

				Three months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Ammonia	$296	$270	10	1,041	1,028	1	$285	$263	8

Urea	305	254	20	969	901	8	314	281	12

Solutions, nitrates and sulfates	201	212	(5)	1,137	1,220	(7)	177	175	1

	802	736	9	3,147	3,149	–	255	234	9

Cost of goods sold	(531)	(481)	10				(169)	(153)	10

Gross margin - manufactured	271	255	6				86	81	6

Gross margin - other [3]	23	24	(4)	Depreciation and amortization			49	27	81
Gross margin - total	294	279	5	Gross margin excluding depreciation

Income (Expenses)	11	(11)	n/m	and amortization - manufactured [4]			135	108	25

EBIT	305	268	14	Ammonia controllable cash cost of

Depreciation and amortization	154	85	81	product manufactured [4]			45	43	5

EBITDA	$459	$353	30

1	Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $164 million (2018 – $150 million) less cost of goods sold of $141 million (2018 – $126 million).

4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

•

EBITDA increased in the second quarter and first half of 2019 as higher net realized selling prices and higher earnings from equity-accounted investees more than offset slightly lower sales volumes resulting from wet weather conditions in the US.

•

Sales volumes in the second quarter were comparable to the same period in 2018 as higher ammonia and urea sales volumes mostly offset lower sales of UAN and nitric acid. Sales volumes in the first half of 2019 were lower compared to the same period last year as adverse weather condensed the application window for direct application ammonia and postponed application of other nitrogen products.

•

Net realized selling price of nitrogen increased in the second quarter and first half as strength in US urea benchmark and other associated prices more than offset the impact of lower Tampa ammonia benchmark prices. Our distribution network and product positioning allowed us to benefit from higher inland premiums in some regions as a result of elevated water levels on the river system.

•

Cost of goods sold per tonne of nitrogen increased as a result of higher depreciation and amortization, which more than offset lower overall gas costs. Ammonia controllable cash cost of product manufactured per tonne increased slightly due to timing of turnaround activity and fixed cost spend.

Natural Gas Prices

	Three months ended June 30			Six months ended June 30

(Dollars per MMBtu)	2019	2018	% Change	2019	2018	% Change

Overall gas cost excluding realized derivative impact	$2.34	$2.20	6	$2.68	$2.47	9

Realized derivative impact	0.17	0.38	(55)	0.10	0.33	(70)
Overall gas cost	$2.51	$2.58	(3)	$2.78	$2.80	(1)

Average NYMEX	$2.64	$2.80	(6)	$2.89	$2.90	–

Average AECO	0.88	0.80	10	1.18	1.14	4

•	Gas costs were lower compared to the second quarter and first half of 2018 as lower US gas prices and lower realized derivative losses more than offset higher gas costs in Trinidad and Canada.

Phosphate

	Three months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Fertilizer	$263	$233	13	681	569	20	$385	$410	(6)

Industrial and feed	104	98	6	182	191	(5)	569	513	11

	367	331	11	863	760	14	424	436	(3)

Cost of goods sold	(375)	(306)	23				(434)	(403)	8

Gross margin - manufactured	(8)	25	n/m				(10)	33	n/m

Gross margin - other [3]	(2)	(1)	100	Depreciation and amortization			72	55	31

Gross margin - total	(10)	24	n/m	Gross margin excluding depreciation

Expenses	(14)	(3)	367	and amortization - manufactured [4]			62	88	(30)

EBIT	(24)	21	n/m

Depreciation and amortization	62	42	48

EBITDA	$38	$63	(40)

1	Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3	Includes other phosphate and purchased products and is comprised of net sales of $51 million (2018 – $33 million) less cost of goods sold of $53 million (2018 – $34 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

•

EBITDA decreased in the second quarter due mainly to lower net realized selling prices and higher non-cash inventory adjustments. EBITDA decreased in the first half of 2019 compared to the same period last year as higher non-cash inventory adjustments more than offset higher net realized selling prices.

•

Sales volumes increased in the quarter as application of many phosphate fertilizers in the US was delayed into the second quarter of 2019 due to adverse weather in the first quarter of 2019. First-half sales volumes were comparable to the same period in 2018.

•

Net realized selling price decreased for fertilizer products in the second quarter and first half, consistent with declines in most global benchmark prices. Industrial and feed net realized selling prices increased due to stronger pricing for certain specialty industrial grade products.

•	Cost of goods sold per tonne increased mostly due to non-cash inventory adjustments, which more than offset lower raw material costs.

Expenses & Income Below Gross Margin

	Three months ended June 30			Six months ended June 30

Dollars (millions), except percentage amounts	2019	2018	% Change	2019	2018	% Change

Selling expenses [1]	$ (690)	$ (666)	4	$(1,228)	$(1,198)	3

General and administrative expenses [2]	(95)	(97)	(2)	(190)	(200)	(5)

Provincial mining and other taxes [3]	(96)	(65)	48	(161)	(113)	42

Share-based compensation [4]	(59)	(82)	(28)	(116)	(98)	18

Other expenses	(77)	(70)	10	(121)	(142)	(15)

Finance costs	(143)	(133)	8	(266)	(252)	6

Income tax expense	(294)	(277)	6	(306)	(235)	30

Other comprehensive (loss) income	(14)	(105)	(87)	18	(175)	n/m

1	Expenses are primarily in the Retail segment. See the “Segment Results” section of this MD&A for analysis.
2

Includes expenses in the Corporate and Others segment of $62 million for the three months ended June 30, 2019 (2018 - $65 million) and $126 million for the six months ended June 30, 2019 (2018 - $133 million).

3	Expenses are primarily in the Potash segment. See the “Segment Results” section of this MD&A for analysis.
4	Expenses are reported in the Corporate and Others segment.
n/m	= not meaningful

•

Share-based compensation was lower in the second quarter of 2019 as the increase in Nutrien’s share price was less than the increase in the comparative period. For the first half of 2019, the expense was higher as the share price increased considerably compared to the same period last year.

•

Other expenses were consistent with the comparative quarter but decreased compared to the first half of 2018 primarily due to lower costs associated with the Merger and higher earnings from our equity-accounted investees more than offsetting a $33 million impairment of our intangible assets as a result of Fertilizantes Heringer S.A. filing for bankruptcy protection in the first quarter of 2019.

•	Income tax expense increased primarily due to higher earnings before income taxes for the second quarter and first half of 2019.

•

Other comprehensive loss was lower than the comparative quarter primarily due to a gain on translation of our Retail operations in Canada in 2019 compared to a loss on translation of our Retail operations in Canada, Argentina and Australia in 2018 from their respective currency changes relative to the US dollar. Other comprehensive income (loss) was income in the first half of 2019 compared to a loss in the first half of 2018 due primarily to the impacts of translation of our Retail operations in Canada, Argentina and Australia in 2018 noted above as well as due to a smaller unrealized loss in our investment in Sinofert Holdings Limited (Sinofert) in 2019. The 2018 losses were partially offset by an actuarial gain on our defined benefit plans.

Financial Condition Review

The following balance sheet categories contained variances from June 30, 2019 compared to December 31, 2018 that were considered significant:

	As at

Assets	June 30, 2019	December 31, 2018	$ Variance	% Change

Cash and cash equivalents	$616	$2,314	(1,698)	(73)

Receivables	5,200	3,342	1,858	56

Inventories	4,346	4,917	(571)	(12)

Prepaid expenses and other current assets	383	1,089	(706)	(65)

Property, plant and equipment	19,840	18,796	1,044	6

Goodwill	11,716	11,431	285	2

Liabilities and Equity

Short-term debt	$1,609	$629	980	156

Current portion of long-term debt	711	1,003	(292)	(29)

Payables and accrued charges	5,483	6,703	(1,220)	(18)

Long-term debt	9,328	7,591	1,737	23

Share capital	15,768	16,740	(972)	(6)

Retained earnings	7,511	7,745	(234)	(3)

•	Explanations for changes in Cash and cash equivalents are in the “Sources and Uses of Cash” section of this MD&A.

•	Receivables increased due to seasonal Retail sales resulting in higher trade and vendor rebate receivables.

•	Inventories decreased due to seasonal Retail sales.

•	Prepaid expenses and other current assets decreased due to Retail taking delivery of prepaid inventory (primarily seed and crop protection) during the spring application season.

•

Property, plant and equipment increased primarily due to the addition of “right-of-use” assets from the adoption of the lease standard discussed in the “Other Financial Information” section of this MD&A.

•	Goodwill increased as a result of provisional allocations from Retail business acquisitions that were closed in the first half of 2019.

•	Short-term debt increased primarily from commercial paper issuances as part of our seasonal working capital management.

•	Payables and accrued charges primarily decreased due to lower customer prepayments as Retail customers took delivery of prepaid sales.

•

Long-term debt (including current portion) increased due to the addition of $1.5 billion in senior notes issued in April 2019 and approximately $1 billion in lease liabilities from the adoption of the lease standard discussed in the “Other Financial Information” section of this MD&A, exceeding the repayment of $1 billion in notes that matured in the first half of 2019.

•	Share capital decreased due primarily to share repurchases.

•	Retained earnings decreased primarily due to the impact of share repurchases and dividends declared exceeding net earnings.

Liquidity & Capital Resources

Sources & Uses of Liquidity

See page 66 of our 2018 Annual Report for information on our sources and uses of liquidity.

Key uses in the second quarter and/or first half of 2019 included:

•

Acquisition of 46 Retail locations in North America, Australia and South America, which included Actagro, LLC, Van Horn, Inc. and Security Seed and Chemical, Inc. in the US as well as completing the remainder of the Agrichem acquisition in Brazil. We also announced the pending acquisition of Ruralco Holdings Limited in Australia. We expect this acquisition to close in the second half of 2019. See Note 10 to the interim financial statements.

•

Repurchase of 36,066,766 common shares for cancellation at a cost of approximately $1,878 million with an average price per share of $52.07. This completed the purchases under the current NCIB. See Note 9 to the interim financial statements.

•	Maturity and repayment of $500 million of long-term debt in the first quarter and $500 million of long-term debt in the second quarter of 2019. See Note 8 to the interim financial statements.
•	Payment of $520 million in dividends to shareholders.

In the second quarter of 2019, we announced an increase of our expected quarterly dividend from $0.43 per share to $0.45 per share commencing for dividends having a record date at the end of the third quarter of 2019 and until otherwise determined by the Board.

Key sources in the second quarter and/or first half of 2019 included:

•	On April 1, 2019, we issued $1.5 billion in senior notes. See Note 8 to the interim financial statements.
•	Commercial paper outstanding increased from $391 million at December 31, 2018 to $1,367 million at June 30, 2019.

We believe that internally generated cash flow, supplemented by available borrowings under our existing financing sources, if necessary, will be sufficient to meet our anticipated capital expenditures and other cash requirements for at least the next 12 months. At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our historical sources of liquidity.

Sources and Uses of Cash

	Three months ended June 30			Six months ended June 30

Dollars (millions), except percentage amounts	2019	2018	% Change	2019	2018	% Change

Cash provided by operating activities	$1,172	$601	95	$657	$261	152

Cash (used in) provided by investing activities	(420)	586	n/m	(1,229)	1,382	n/m

Cash (used in) provided by financing activities	(500)	321	n/m	(1,109)	206	n/m

Effect of exchange rate changes on cash and cash equivalents	(9)	(12)	(25)	(17)	(9)	89
Increase (decrease) in cash and cash equivalents	$243	$1,496	(84)	$(1,698)	$1,840	n/m

n/m = not meaningful

Cash and cash equivalents increased by $243 million this quarter compared to an increase of $1,496 million in the comparative quarter, due to:

•	Decrease of $1,022 million in cash receipts relating to discontinued operations and the Merger compared to 2018.
•	Repayment of $500 million in long-term debt in the second quarter of 2019.
•	Cash payments to shareholders in the form of share repurchases were $1,132 million, an increase of $329 million compared to 2018.
•	These decreases are partially offset by the cash proceeds from the issuance of long-term debt of $1.5 billion this quarter with no issuance in 2018.

In addition, the following business activities had cash impacts:

•	Net cash repayments of commercial paper and short-term debt were $45 million compared to net cash borrowings of $1,399 million, a decrease of $1,444 million from 2018.
•	Cash provided by operations was $1,172 million, an increase of $571 million over 2018. This was primarily due to higher net potash and urea selling prices compared to 2018.

Cash and cash equivalents decreased by $1,698 million in the first half of 2019 compared to an increase of $1,840 million in the first half of 2018, due to:

•	Decrease of $2,230 million in cash receipts relating to discontinued operations and the Merger compared to 2018.
•	Repayment of $1 billion in long-term debt in the first half of 2019.
•	Cash payments to shareholders in the form of share repurchases were $1,930 million, an increase of $726 million compared to 2018.
•	A $244 million increase in Retail acquisitions over 2018.
•	This is partially offset by the cash proceeds from the issuance of long-term debt of $1.5 billion in the first half of 2019 with no issuance in 2018.

In addition, the following business activities had cash impacts:

•	Net cash proceeds from the issuance of commercial paper and short-term debt were $959 million, a decrease of $936 million from 2018.
•	Cash provided by operations was $657 million, an increase of $396 million over 2018. This was primarily due to higher net potash and urea selling prices compared to 2018.

Cash Requirements

For information about our contractual obligations and other commitments as at December 31, 2018 (excluding planned (but not legally committed) capital expenditures and potential share repurchases) see page 68 of our 2018 Annual Report. There were no significant changes to these contractual obligations and other commitments since December 31, 2018 aside from the changes to long-term debt discussed in this MD&A.

Capital Structure & Management

Principal Debt Instruments

We use a combination of cash generated from operations and short-term and long-term debt to finance our operations. We are in compliance with our debt covenants and did not have any changes to our credit ratings in the first half of 2019. See page 70 of our 2018 Annual Report for further information.

Short-term Debt

	As at June 30, 2019

Dollars (millions)	Outstanding and committed	Remaining available	Credit limit

Credit facilities [1]	$1,609	$3,931	$5,540

Uncommitted letter of credit facilities	137	148	285

1

The credit facilities consist of a $4,500 million unsecured North American revolving term credit facility, a $500 million North American uncommitted revolving demand facility and approximately $540 million of other credit facilities in Europe, Australia and South America. Included in the amount outstanding and committed is $1,367 million of commercial paper and $242 million of other short-term debt. We have a $4,500 million credit limit under our commercial paper program, which is limited to the availability of backup funds backstopped by the $4,500 million unsecured revolving term credit facility. Interest rates on outstanding commercial paper ranged from 2.6 to 2.8 percent.

In the second quarter of 2019, we terminated our $500 million accounts receivable securitization program.

Long-term Debt

Our long-term debt consists primarily of notes and lease liabilities. See page 69 of our 2018 Annual Report for information on balances, rates, and maturities for our notes. During the first quarter of 2019, $500 million of our notes matured and were repaid, and an additional $500 million of notes matured and were repaid in the second quarter of 2019. On April 1, 2019, we issued $1.5 billion in senior notes. See Note 8 to the interim financial statements.

On January 1, 2019, we adopted IFRS 16 and recognized $1,059 million in lease liabilities with a weighted-average interest rate of 3.5%. As of June 30, 2019, we have total lease liabilities outstanding (including current portion) of $977 million. There were no changes to our debt covenants as a result of adoption of this standard.

Outstanding Share Data

As at July 26, 2019
Common shares	572,871,891
Options to purchase common shares	9,417,557

For more information on our capital structure and management, see Note 25 to our 2018 financial statements.

For more information on our short-term debt and long-term debt, see Notes 22 and 23 to our 2018 financial statements, supplemented by the discussion under “Principal Debt Instruments” in this MD&A and Notes 7 and 8 to the interim financial statements.

Quarterly Results

	Nutrien						PotashCorp [1]

Dollars (millions) except as otherwise noted	Q2 2019	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018	Q4 2017	Q3 2017

Sales [2]	$8,657	$3,691	$3,725	$3,990	$8,105	$3,666	$1,081	$1,234

Net earnings (loss) from continuing operations	858	41	296	(1,067)	741	(1)	(120)	16

Net earnings from discontinued operations	–	–	2,906	23	675	–	44	37

Net earnings (loss)	858	41	3,202	(1,044)	1,416	(1)	(76)	53

EBITDA [4]	1,781	596	944	(932)	1,507	487	(43)	280

Earnings (loss) per share (EPS) from continuing operations

Basic	1.48	0.07	0.48	(1.74)	1.18	–	(0.14)	0.02

Diluted	1.47	0.07	0.48	(1.74)	1.17	–	(0.14)	0.02

EPS [3]

Basic	1.48	0.07	5.23	(1.70)	2.25	–	(0.09)	0.06

Diluted	1.47	0.07	5.22	(1.70)	2.24	–	(0.09)	0.06

1	Comparative figures prior to the Merger are for PotashCorp, the accounting acquirer.
2	Certain immaterial figures have been reclassified for Q1, Q2, Q3 and Q4 of 2018.
3	From continuing and discontinued operations.
4	See the “Non-IFRS Financial Measures” section of this MD&A.

The agricultural products business is seasonal. Crop input sales are primarily concentrated in the spring and fall application seasons. Crop nutrient inventories are normally accumulated leading up to each application season. Our cash collections generally occur after the application season is complete, our customer prepayments are concentrated in December and January and our vendor prepayments are concentrated in the period from November to January. Feed and industrial sales are more evenly distributed throughout the year.

Beginning on January 1, 2018, earnings were impacted by the operations of Agrium acquired in the Merger. In the second quarter and fourth quarter of 2018, earnings were impacted by $0.6 billion and $2.9 billion, respectively, in after-tax gains on the sales of our investments in Sociedad Quimica y Minera de Chile S.A. and Arab Potash Company, which were categorized as discontinued operations. In the third quarter of 2018, earnings were impacted by a $1.8 billion non-cash impairment to property, plant and equipment in the Potash segment. In the fourth quarter of 2017, earnings were impacted by a $276 million non-cash impairment to property, plant and equipment in the Phosphate segment.

Other Financial Information

	2018 Annual Report Page Reference(s)	Changes in the Second Quarter and First Half of 2019

Off-Balance Sheet Arrangements	71

Operating leases were a significant off-balance sheet arrangement in 2018. Effective January 1, 2019 the adoption of IFRS 16 resulted in recognition of $1,059 million of these operating leases on the balance sheet.

Related Party Transactions	146-147	See Note 12 to the interim financial statements. There were no significant changes from our 2018 Annual Report.

Market Risks Associated with Financial Instruments	119	See Note 6 to the interim financial statements. There were no significant changes from our 2018 Annual Report.

Critical Accounting Estimates	71	There were no changes to our assessment of critical accounting estimates from those disclosed in our 2018 Annual Report.

Recent Accounting Changes	71 and 153

The adoption of IFRS 16 was a significant accounting change as it brought approximately $1 billion of “right-of-use assets” and lease obligations on to the balance sheet and increased EBITDA approximately $70 million in the second quarter and $130 million in the first half, due to replacing operating lease expenses with depreciation and amortization and finance costs.

Controls and Procedures

There has been no change in our internal controls over financial reporting during the three months ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Forward-Looking Statements

Certain statements and other information included in this document, including within “Management’s Discussion and Analysis” constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s updated 2019 annual guidance, including expectations regarding our adjusted net earnings per share and adjusted EBITDA (both consolidated and by segment); capital spending expectations for 2019; expectations regarding performance of our operating segments in 2019; our market outlook for 2019, including Agriculture and Retail and Crop Nutrient Markets and including anticipated supply and demand for our products and services, expected market and industry conditions with respect to crop nutrient application rates, planted acres, crop mix, prices and the impact of currency fluctuations and import and export volumes; expectations regarding completion of previously announced expansion projects (including timing and volumes of production associated therewith); and acquisitions (including Ruralco Holdings Limited) and divestitures (including expected timing of closing thereof), and the expected synergies associated with the Merger, including timing thereof. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although Nutrien believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The additional key assumptions that have been made include, among other things, assumptions with respect to Nutrien’s ability to successfully complete, integrate and realize the anticipated benefits of its already completed and future acquisitions, and that we will be able to implement our standards, controls, procedures and policies at any acquired businesses to realize the expected synergies; that future business, regulatory and industry conditions will be within the parameters expected by Nutrien, including with respect to prices, margins, demand, supply, product availability, supplier agreements, availability and cost of labor and interest, exchange and effective tax rates; the completion of our expansion projects on schedule, as planned and on budget; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2019 and in the future (including as outlined under “Market Outlook” and on page 62 of our 2018 Annual Report); the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; the receipt, on time, of all necessary permits, utilities and project approvals with respect to our expansion projects and that we will have the resources necessary to meet the projects’ approach.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; weather conditions, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs and trade restrictions), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and security risks related to our systems; regional natural gas supply restrictions; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities; gas supply interruptions at our Egyptian and Argentinian facilities; any significant impairment of the carrying value of certain assets; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our expected adjusted net earnings per share, adjusted EBITDA and EBITDA by segment guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Appendix A - Selected Additional Financial Data

First Half of 2019 Operating Segment Results

Retail

	Six months ended June 30

	Dollars (millions)			Gross Margin Dollars (millions)			Gross Margin (%)

	2019	2018	% Change	2019	2018	% Change	2019	2018

Sales

Crop nutrients [1]	$3,313	$3,010	10	$671	$597	12	20	20

Crop protection products	3,030	3,132	(3)	589	649	(9)	19	21

Seed	1,553	1,524	2	259	263	(2)	17	17

Merchandise [2]	252	281	(10)	43	49	(12)	17	17

Services and other	403	425	(5)	287	282	2	71	66

	8,551	8,372	2	$1,849	$1,840	–	22	22

Cost of goods sold [2]	(6,702)	(6,532)	3
Gross margin	1,849	1,840	–
Expenses [3]	(1,320)	(1,209)	9
EBIT	529	631	(16)
Depreciation and amortization	281	245	15
EBITDA	$810	$876	(8)

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Certain immaterial figures have been reclassified or grouped together for the six months ended June 30, 2018.
3	Includes selling expenses of $1,215 million (2018 – $1,180 million).

Potash

	Six months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018	% Change	2019	2018	% Change	2019	2018	% Change

Manufactured product [1]

Net sales

North America	$502	$472	6	1,951	2,284	(15)	$257	$207	24

Offshore	1,042	740	41	4,424	4,020	10	235	184	28

	1,544	1,212	27	6,375	6,304	1	242	192	26

Cost of goods sold	(589)	(553)	7				(92)	(88)	5

Gross margin - manufactured	955	659	45				150	104	44

Gross margin - other [2]	1	–	–	Depreciation and amortization			34	29	17

Gross margin - total	956	659	45	Gross margin excluding depreciation

Expenses [3]	(156)	(129)	21	and amortization - manufactured [4]			184	133	38

EBIT	800	530	51	Potash cash cost of

Depreciation and amortization	214	184	16	product manufactured [4]			59	59	–

EBITDA	$1,014	$714	42

1	Includes intersegment sales. See Note 2 to the interim financial statements.
2	Includes other potash and purchased products and is comprised of net sales of $1 million (2018 – $1 million) less cost of goods sold of $Nil (2018 – $1 million).
3	Includes provincial mining and other taxes of $154 million (2018 – $110 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

Nitrogen

	Six months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Ammonia	$458	$478	(4)	1,685	1,772	(5)	$272	$270	1

Urea	518	466	11	1,616	1,625	(1)	321	287	12

Solutions, nitrates and sulfates	372	367	1	2,085	2,127	(2)	178	173	3

	1,348	1,311	3	5,386	5,524	(2)	250	237	5

Cost of goods sold	(929)	(919)	1				(172)	(166)	4

Gross margin - manufactured	419	392	7				78	71	10

Gross margin - other [3]	41	40	3	Depreciation and amortization			50	40	25

Gross margin - total	460	432	6	Gross margin excluding depreciation

Income (Expenses)	6	(27)	n/m	and amortization - manufactured [4]			128	111	15

EBIT	466	405	15	Ammonia controllable cash cost of

Depreciation and amortization	267	219	22	product manufactured [4]			44	42	5

EBITDA	$733	$624	17

1	Restated for the reclassification of sulfate from the Phosphate segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3

Includes other nitrogen (including ESN® and Rainbow) and purchased products and is comprised of net sales of $295 million (2018 – $270 million) less cost of goods sold of $254 million (2018 – $230 million).

4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

Phosphate

	Six months ended June 30

	Dollars (millions)			Tonnes (thousands)			Average per Tonne

	2019	2018 [1]	% Change	2019	2018 [1]	% Change	2019	2018 [1]	% Change

Manufactured product [2]

Net sales

Fertilizer	$471	$473	–	1,172	1,174	–	$401	$403	–

Industrial and feed	215	204	5	386	412	(6)	556	495	12

	686	677	1	1,558	1,586	(2)	440	427	3

Cost of goods sold	(679)	(628)	8				(436)	(396)	10

Gross margin - manufactured	7	49	(86)				4	31	(87)

Gross margin - other [3]	(3)	(1)	200	Depreciation and amortization			78	55	42

Gross margin - total	4	48	(92)	Gross margin excluding depreciation

Expenses	(20)	(9)	122	and amortization - manufactured [4]			82	86	(5)

EBIT	(16)	39	n/m

Depreciation and amortization	122	88	39

EBITDA	$106	$127	(17)

1	Restated for the reclassification of sulfate to the Nitrogen segment. See the “Segment Results” section of this MD&A and Note 2 to the interim financial statements.
2	Includes intersegment sales. See Note 2 to the interim financial statements.
3	Includes other phosphate and purchased products and is comprised of net sales of $81 million (2018 – $68 million) less cost of goods sold of $84 million (2018 – $69 million).
4	See the “Non-IFRS Financial Measures” section of this MD&A.

n/m = not meaningful

Selected Retail measures	Three months ended June 30		Six months ended June 30
	2019	2018	2019	2018

Proprietary products margin as a percentage of product line margin

Crop nutrients	23%	23%	23%	23%

Crop protection products	44%	46%	43%	47%

Seed	42%	45%	42%	44%

All Products	29%	32%	28%	31%

Crop nutrients sales volumes (tonnes - thousands)

North America	4,913	4,774	6,052	6,059

International	704	732	1,144	1,150

Total	5,617	5,506	7,196	7,209

Crop nutrients selling price per tonne

North America	$472	$429	$472	$428

International	433	379	397	361

Total	467	423	460	418

Crop nutrients gross margin per tonne

North America	$102	$92	$101	$91

International	56	48	51	43

Total	96	86	93	83

Financial performance measures			2019 Target	2019 Actuals [1]

Retail EBITDA to sales [2]			10%	9%

Retail average working capital to sales [2]			20%	25%

Retail cash operating coverage ratio [2]			60%	63%

Retail normalized comparable store sales [2]				(3%)

Retail EBITDA per US selling location (Thousands of dollars) [2]				$844

1	Rolling four quarters ended June 30, 2019 for all measures other than the Retail normalized comparable store sales.
2	See the “Non-IFRS Financial Measures” section of this MD&A.

Selected Nitrogen measures	Three months ended June 30		Six months ended June 30

	2019	2018	2019	2018

Sales volumes (tonnes - thousands)

Fertilizer	1,882	1,786	2,900	3,048

Industrial and feed	1,265	1,363	2,486	2,476

Net sales (millions of dollars)

Fertilizer	$555	$460	$839	$783

Industrial and feed	247	276	509	528

Net selling price per tonne

Fertilizer	$295	$257	$289	$257

Industrial and feed	196	203	205	213

Production measures	Three months ended June 30		Six months ended June 30

	2019	2018	2019	2018

Potash production (Product Tonnes - thousands)	3,285	3,162	6,784	6,660

Potash shutdown weeks [1]	15	18	16	24

Nitrogen production (Ammonia Tonnes - thousands) [2]	1,599	1,594	3,234	3,274

Ammonia operating rate [3]	91%	90%	92%	93%

Phosphate production (P2O5 Tonnes - thousands) [4]	357	363	750	750

Phosphate P2O5 operating rate [4]	84%	85%	89%	89%

1	Represents weeks of full production shutdown; excludes the impact of any periods of reduced operating rates and planned routine annual maintenance shutdowns and announced workforce reductions.
2	All figures are provided on a gross production basis.
3	Excludes Trinidad and Joffre.
4	Excludes Redwater; comparative figures were restated to exclude Redwater.

Appendix B - Non-IFRS Financial Measures

We use both IFRS and certain non-IFRS financial measures to assess performance. Non-IFRS financial measures are a numerical measure of a company’s performance, that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measures calculated and presented in accordance with IFRS. In evaluating these measures, investors should consider that the methodology applied in calculating such measures may differ among companies and analysts.

Management believes the non-IFRS financial measures provide transparent and useful supplemental information to investors in order that they may evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-IFRS financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-IFRS financial measures, their definitions, why management uses each measure and contains reconciliations to the most directly comparable IFRS measures.

EBITDA and Adjusted EBITDA

Most directly comparable IFRS financial measure: Net earnings (loss) from continuing operations.

Definition: EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes and depreciation and amortization. For a reconciliation of the EBITDA amounts disclosed in the “Quarterly Results” section of this MD&A which are not provided below, please refer to the respective news releases for those periods. Adjusted EBITDA is calculated as net earnings (loss) from continuing operations before finance costs, income taxes, depreciation and amortization, impairment, Merger and related costs and share-based compensation.

Why we use the measure and why it is useful to investors: As valuation measurements they exclude the effects of items that primarily reflect the impact of long-term investment and financing decisions, rather than the performance of our day-to-day operations, and as a measure of our ability to service debt and to meet other payment obligations.

	Three months ended June 30		Six months ended June 30

Dollars (millions)	2019	2018	2019	2018
Net earnings from continuing operations	$858	$741	$899	$740
Finance costs	143	133	266	252
Income tax expense	294	277	306	235
Depreciation and amortization	486	356	906	767
EBITDA	1,781	1,507	2,377	1,994
Merger and related costs	25	15	36	81
Share-based compensation	59	82	116	98
Impairment	–	–	33	–
Adjusted EBITDA	$1,865	$1,604	$2,562	$2,173

Adjusted Net Earnings (and the Related Per Share Amounts)

Most directly comparable IFRS financial measure: Net earnings from continuing operations and net earnings per share.

Definition: Net earnings from continuing operations before Merger and related costs, share-based compensation and impairment, net of tax.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations excluding the effects of non-operating items.

	Three Months Ended June 30, 2019			Six Months Ended June 30, 2019

Dollars (millions), except per share amounts	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings		$858	$1.47		$899	$1.52

Adjustments:

Merger and related costs	$25	19	0.03	$36	27	0.05

Share-based compensation	59	45	0.08	116	88	0.15

Impairment	–	–	–	33	25	0.04

Adjusted net earnings		$922	$1.58		$1,039	$1.76

Adjusted EBITDA and Adjusted Net Earnings (and the Related Per Share Amounts) Guidance

This guidance is provided on a non-IFRS basis. We do not provide a reconciliation of such forward-looking measures to the most directly comparable financial measures calculated and presented in accordance with IFRS due to unknown variables and the uncertainty related to future results. These unknown variables may include unpredictable transactions of significant value which may be inherently difficult to determine, without unreasonable efforts. Guidance excludes the impacts of Merger and related costs and share-based compensation.

Free Cash Flow

Most directly comparable IFRS financial measure: Cash provided by operating activities.

Definition: Cash provided by operating activities less sustaining capital expenditures, cash provided by operating activities from discontinued operations and changes in non-cash operating working capital. Sustaining capital expenditures include the cost of replacements and betterments for our facilities.

Why we use the measure and why it is useful to investors: For evaluation of liquidity and financial strength, and as a component of employee remuneration calculations. It is also useful as an indicator of our ability to service debt, meet other payment obligations and make strategic investments. Free cash flow does not represent residual cash flow available for discretionary expenditures.

	Three months ended June 30		Six months ended June 30

Dollars (millions)	2019	2018	2019	2018

Cash provided by (used in) operating activities	$1,172	$601	$657	$261

Cash provided by operating activities from discontinued operations	–	(126)	–	(126)

Sustaining capital expenditures	(243)	(250)	(411)	(433)

Changes in non-cash operating working capital	379	708	1,444	1,448

Free cash flow	$1,308	$933	$1,690	$1,150

Potash Cash Cost of Product Manufactured (COPM)

Most directly comparable IFRS financial measure: Cost of goods sold (COGS) for the Potash segment.

Definition: Potash COGS for the period excluding depreciation and amortization expense and inventory and other adjustments divided by the production tonnes for the period.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash cash COPM excludes the effects of production from other periods and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended June 30		Six months ended June 30

Dollars (millions), except per tonne amounts	2019	2018	2019	2018

Total COGS - Potash	$317	$274	$589	$554

Change in inventory	(19)	1	25	37

Other adjustments	(5)	4	(12)	10

COPM	$293	$279	$602	$601

Depreciation and amortization included in COPM	(100)	(96)	(205)	(206)

Cash COPM	$193	$183	$397	$395

Production tonnes (tonnes - thousands)	3,285	3,162	6,784	6,660

Potash cash COPM per tonne	$59	$58	$59	$59

Ammonia Controllable Cash COPM

Most directly comparable IFRS financial measure: COGS for the Nitrogen segment.

Definition: The total of COGS for the Nitrogen segment excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, as well as the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three months ended June 30		Six months ended June 30

Dollars (millions), except per tonne amounts	2019	2018	2019	2018

Total COGS - Nitrogen	$672	$607	$1,183	$1,149

Depreciation and amortization in COGS	(136)	(85)	(231)	(219)

Cash COGS for products other than ammonia	(383)	(380)	(690)	(676)

Ammonia

Total cash COGS before other adjustments	$153	$142	$262	$254

Other adjustments [1]	(50)	(37)	(33)	(26)

Total cash COPM	$103	$105	$229	$228

Natural gas and steam costs	(68)	(70)	(159)	(158)

Controllable cash COPM	$35	$35	$70	$70

Production tonnes (net tonnes [2] - thousands)	784	823	1,588	1,682

Ammonia controllable cash COPM per tonne	$45	$43	$44	$42

1 Includes changes in inventory balances and other adjustments.

2 Ammonia tonnes available for sale, as not upgraded to other Nitrogen products.

Gross Margin Excluding Depreciation and Amortization Per Tonne - Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin from manufactured products less depreciation and amortization per tonne. (Reconciliations are provided in the “Segment Results” section of this MD&A).

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Retail Normalized Comparable Store Sales

Most directly comparable IFRS financial measure: Retail sales from comparable base as a component of total Retail sales.

Definition: Prior year comparable store sales adjusted for published potash, nitrogen and phosphate benchmark prices and foreign exchange rates used in the current year. We retain sales of closed locations in the comparable base if the closed location is in close proximity to an existing location, unless we plan to exit the market area or are unable to economically or logistically serve it. We do not adjust for temporary closures, expansions or renovations of stores.

Why we use the measure and why it is useful to investors: To evaluate sales growth by adjusting for fluctuations in commodity prices and foreign exchange rates. Included are locations owned for more than 12 months.

	Six months ended June 30

Dollars (millions), except percentage amounts	2019		2018

Sales from comparable base

Current period	$8,307		$8,166

Prior period	8,372	[1]	7,947

Comparable store sales (%)	(1%)		3%

Prior period normalized for benchmark prices and foreign exchange rates	8,587	[1]	8,109

Normalized comparable store sales (%)	(3%)		1%

1 Certain immaterial figures have been reclassified for 2018.

Retail EBITDA to Sales

Most directly comparable IFRS financial measure: Retail EBITDA divided by Retail sales.

Definition: Retail EBITDA divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A higher or lower percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended June 30, 2019
Dollars (millions), except percentage amounts	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Total
EBITDA	$116	$214	$(26)	$836	$1,140
Sales [1]	2,131	2,017	2,039	6,512	12,699
EBITDA to Sales					9%

1 Certain immaterial figures have been reclassified for Q3 and Q4 of 2018.

Retail Average Working Capital to Sales

Most directly comparable IFRS financial measure: (Current assets minus current liabilities for Retail) divided by Retail sales.

Definition: Retail average working capital divided by Retail sales for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively.

	Rolling four quarters ended June 30, 2019
Dollars (millions), except percentage amounts	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Average/Total
Working capital	$3,633	$2,312	$3,190	$3,741	$3,219
Sales [1]	2,131	2,017	2,039	6,512	12,699
Average working capital to sales					25%

1 Certain immaterial figures have been reclassified for Q3 and Q4 of 2018.

Retail Cash Operating Coverage Ratio

Most directly comparable IFRS financial measure: Retail expenses below gross margin as a percentage of Retail gross margin.

Definition: Retail gross margin less depreciation and amortization and EBIT, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold for the last four rolling quarters. Starting in the second quarter of 2019, we no longer adjust for Merger-related adjustments to align with the 2019 target calculations.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended June 30, 2019
Dollars (millions), except percentage amounts	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Total
Gross margin	$533	$662	$409	$1,440	$3,044
Depreciation and amortization in cost of goods sold	1	2	2	1	6
Gross margin excluding depreciation and amortization	$534	$664	$411	$1,441	$3,050
EBIT	6	(82)	162	(691)	(605)
Depreciation and amortization	(122)	(132)	(134)	(144)	(532)
Operating expenses excluding depreciation and amortization	$418	$450	$439	$606	$1,913
Cash operating coverage ratio					63%

Retail EBITDA Per US Selling Location

Most directly comparable IFRS financial measure: Retail US EBITDA.

Definition: Total Retail US EBITDA for the last four rolling quarters adjusted for acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters adjusted for acquired locations.

Why we use the measure and why it is useful to investors: To assess our US Retail operating performance. Included are locations owned for more than 12 months.

	Rolling four quarters ended June 30, 2019

Dollars (millions) except as otherwise noted	Q3 2018	Q4 2018	Q1 2019	Q2 2019	Total
US EBITDA	$44	$121	$ (58)	$672	$779

Adjustments for acquisitions					(12)

US EBITDA adjusted for acquisitions					$767

US selling locations					909
EBITDA per US selling location (thousands of dollars)					$844